Amendment to Transfer Agency and Services Agreement
Dated September 26, 2011
Between
ALPS Fund Services, Inc.
and
BPV Family of Funds

THIS AMENDMENT is made as of December 19, 2012 and effective December 31, 2012 by and between ALPS Fund Services, Inc. (“ALPS”) and BPV Family of Funds (the “Trust”).

WHEREAS, ALPS and the Trust have entered into a Transfer Agency and Services Agreement (the “Agreement”) effective September 26, 2011;

WHEREAS, on November 29, 2012 the Board of Trustees of the Trust approved the Advisor Class shares; a new share class for BPV Core Diversification Fund and BPV Wealth Preservation Fund, each a series of the Trust, effective December 31, 2012;

WHEREAS, in light of the foregoing, ALPS and the Trust wish to modify the provisions of the Agreement to reflect revised Fee Schedule – Compensation;

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1.	Fee Schedule – Compensation. Fee Schedule is replaced in its entirety with the attached Fee Schedule.

2.
Remainder of the Agreement. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.  Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, this Amendment has been executed by a duly authorized representative of each of the parties hereto as of the date of the Amendment first set forth above.

ALPS Fund Services, Inc.		BPV Family of Funds

By:	/s/ Jeremy O. May	By:	/s/ Reed Keller
Name:	Jeremy O. May	Name:	Reed Keller
Title:	President	Title:	President

FEE SCHEDULE

As of December 31, 2012

COMPENSATION

1.	Transfer Agency Services (Appendix B)

Annual Fee: $29,0001 annual base fee per Portfolio

Fees are billable on a monthly basis at the rate of 1/12 of the annual fee. A charge is made for an account in the month that an account opens.

Annual Open Account Fee:

Open Accounts	Fees Per Account
Direct	$9
NSCC	$7

Annual Inactive Account Fee:

$0.00 per inactive account (an inactive account is an account with a zero balance that has had activity in the last eighteen months)

Annual Closed Account Fee:

$0.00 per closed account (a closed account is an account with a zero balance that has not had activity in the last eighteen months)

2.	Transfer Agent Web Services (Appendix C)

Fees for a basic shareholder site configuration are included in the fees set forth in this Appendix under Transfer Agency Services above. A basic shareholder site configuration includes the following:

(a)	A single instance of TA Web that is configured to match the color and logo found on the Trust marketing site;

(b)	Any changes to the wording used throughout the site, including terms of use and shareholder agreement;

(c)	Access to all existing functionality as well as new functionality that may be made available to Trust; and

(d)	An implementation phase during which Trust is able to review and comment on shareholder site before it is made available to the shareholders.

1 Subject to an annual cost of living adjustment.

Any graphical or programmatic modifications beyond what is offered or requested after the initial establishment of the TA Web Site will be completed based on an approved proposal that includes a statement of work, a timeline and the associated fees. Fees are billed on a time and materials basis at then-current billing rates.

3.	Transfer Agent IVR Services (Appendix D)

Fees for a basic TA IVR instance are included in the fees set forth in this Appendix under Transfer Agency Services above. A basic instance includes the following:

(a)	A single instance of IVR that is linked to the Trust’s identity using audio prompt;

(b)	Access to all existing functionality as well as new functionality that may be made available to Trust; and

(c)	An implementation phase during which Trust is able to review and comment on IVR configuration before it is made available to the shareholders.

Any call flow modifications beyond what is offered or requested after the initial establishment of the TA IVR instance will be completed based on an approved proposal that includes a statement of work, a timeline and the associated fees. Fees are billed on a time and materials basis at then current billing rates.

4.	ALPS Virtual Access (Appendix E)

Fees for Trust and third-party access to AVA are included in the fees set forth in this Appendix under Transfer Agency Services above. This access includes the following:

(a)	User ids for an unlimited number of Trust employees and approved third parties;

(b)	Technical support and training for all Trust employees’ and

(c)
An implementation phase during which Trust is able to review the data available on AVA, review the current list of users with access to its shareholder information, request new users to be added and determine what update functionality (if any) will be required.

Any functionality modifications beyond what is offered or requested after the initial establishment of the Trust on AVA will be completed based on an approved proposal that includes a statement of work, a timeline and the associated fees. Fees are billed on a time and materials basis at then-current billing rates.

* * * * *

Out-of-Pocket Fees:

In addition, the Trust agrees to pay ALPS its actual out-of-pocket expenses, or the Trust’s proportionate share of ALPS’ cost, as applicable, including, but not limited to, statement and confirmation production (including both printed and e-delivery); Portfolio-specific statement paper and envelopes; postage; forms; wire fees and other bank charges; NSCC interface fees; 22c-2 fees; sales reporting fees; private label of money market fund fees and customized programming/enhancements; SAS 70 control review reports; retirement account disclosure statement language; telephone; records storage; advances incurred for postage; other miscellaneous expenses that may occur at the Trust’s discretion. Postage for mailing of dividends, Trust reports and other mailings to all shareholder accounts shall be advanced to ALPS by the Trust at least seven (7) days prior to the mailing date of such materials. ALPS will seek advance approval before

LATE CHARGES: All invoices are due and payable upon receipt. Any invoices not paid within thirty (30) days of the invoice date are subject to a one percent (1%) per month financing charge on any unpaid balance but only to the extent permitted by law.